Filed Pursuant to Rule 424(b)(3)

Registration No. 333-181777

KBS LEGACY PARTNERS APARTMENT REIT, INC.

SUPPLEMENT NO. 1 DATED APRIL 10, 2013

TO THE PROSPECTUS DATED MARCH 8, 2013

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated March 8, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

—	An update to the suitability standards for our offering applicable to Ohio investors;

—	An update to our acquisition and investment, borrowing and disposition policies;

—	an amendment to our dividend reinvestment plan;

—	updates to the biographical information of our directors and officers; and

—	an update to the prior performance information in the prospectus.

Suitability Standards

The following disclosure replaces the information applicable to investors in the state of Ohio in the section captioned “Suitability Standards” on page i of the prospectus:

Investors in the state of Ohio must have either:

—	a net worth of at least $250,000; or

—	gross annual income of at least $70,000 and a net worth of at least $70,000.

In addition, investors in the state of Ohio must have a liquid net worth of at least ten times their investment in us, our affiliates and other non-traded real estate investment trusts.

Updates to Acquisition and Investment Policies, Borrowing Policies and Disposition Policies

Our charter requires our board of directors, including a majority of our conflicts committee, to review our material policies at least annually to determine whether these policies are in the best interests of our stockholders. In connection with their annual review, our board of directors and conflicts committee determined to make certain revisions to our acquisition and investment policies, our borrowing policies and our disposition policies. The following disclosure supplements, and should be read in conjunction with the more detailed discussion of these policies appearing in the section captioned “Investment Objectives and Criteria” beginning on page 92 of the prospectus.

Update to Acquisition and Investment Policies

Although we initially focused on investment in fast growing or high barrier to entry markets in the South and West of the United States where Legacy Residential had an established market presence, our current investment focus is not specifically weighted toward investments in particular geographic regions within the United States. We will leverage the knowledge of our key real estate professionals who have experience in various geographic markets as well as our network of nationwide broker and investor relationships to identify suitable investments, including joint ventures, throughout the United States.

Although we are not limited as to the specific geographic regions where we may conduct our operations, we still expect to purchase properties in or in close proximity to large metropolitan areas located in the United States. We continue to believe the most attractive investment opportunities will be found in markets that either exhibit high population and employment growth rates or that have significant new supply constraints due to high barriers to entry as a consequence of limited land availability, significant zoning, land use or entitlement restrictions, and high land and construction costs.

We intend to make the majority of our equity investments in investment types that have relatively low investment risk characteristics. We expect that our portfolio will include “core” apartment buildings that are already well positioned and producing rental income, as well as more opportunity oriented properties at various phases of leasing, redevelopment or repositioning.

The other aspects of our acquisition and investment policies as described in our prospectus remain in effect.

Update to Borrowing Policies

We have previously stated that, as a result of the debt market environment, we may elect to forego the use of debt on some or all of our future real estate investment acquisitions. However, given the currently prevailing conditions and the relative cost and availability of debt financing, we currently do not believe that a strategy to forego the use of debt with respect to our acquisitions would produce optimal risk-adjusted returns on our investments. Therefore, our policy, which is consistent with our practice to date, will be to utilize primarily secured and possibly unsecured debt to finance our investment portfolio.

The other aspects of our borrowing policies as described in our prospectus remain in effect.

Update to Disposition Policies

We intend to hold our properties for an extended period, typically five to ten years, which we believe is a reasonable period to enable us to capitalize on the potential for increased income and capital appreciation. The hold period for properties undergoing repositioning or significant rehabilitation will likely be longer to account for the time necessary to construct, lease up, and stabilize the property’s operations before sale. Our Legacy sponsor will develop a well-defined exit strategy for each investment we make. Our Legacy sponsor will periodically perform a hold-sell analysis on each asset in order to determine the optimal time to sell the asset and generate a strong return for you. Periodic reviews of each asset will focus on the remaining available value enhancement opportunities for the asset and the demand for the asset in the marketplace. Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions and asset positioning have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders.

The other aspects of our disposition policies as described in our prospectus remain in effect.

Third Amended and Restated Dividend Reinvestment Plan

On April 9, 2013, our board of directors amended and restated our dividend reinvestment plan to revise a provision of the plan that allows a stockholder to terminate their participation in the plan. The amendment reduces the advance notice that a stockholder must provide in order to terminate participation from ten business days prior to the last day of the month to which a distribution relates, to four business days prior to the last business day of the month to which a distribution relates. The third amended and restated dividend reinvestment plan will be effective for purchases under the plan on or after April 20, 2013. There were no other changes to the dividend reinvestment plan.

Updated Biographical Information for our Directors and Officers

The following disclosure replaces biographical information regarding our directors and officers appearing in the section captioned “Management – Executive Officers and Directors” beginning on page 53 of the prospectus. This disclosure reflects minor updates to conform the presentation in the prospectus with corresponding disclosure included in the proxy statement related to the 2013 annual meeting of our stockholders.

We have provided below certain information about our executive officers and directors.

Name	Age*	Position(s)
C. Preston Butcher	74	Chairman of the Board and Director
Peter M. Bren	79	President and Director
W. Dean Henry	67	Chief Executive Officer
Guy K. Hays	52	Executive Vice President
Peter McMillan III	55	Executive Vice President
David E. Snyder	42	Chief Financial Officer, Treasurer and Secretary
Stacie K. Yamane	48	Chief Accounting Officer
Gary T. Kachadurian	62	Independent Director
Michael L. Meyer	74	Independent Director
Ronald E. Zuzack	70	Independent Director

* As of April 1, 2013

C. Preston Butcher is our Chairman of the Board and one of our directors, positions which he has held since our inception in August 2009. Between our inception in August 2009 and August 2012, Mr. Butcher also served as our Chief Executive Officer. Mr. Butcher is also the Chairman of the Board of Legacy Partners Residential, Inc. (“LPRI”). He joined Lincoln Property Company in 1968 and was President of the Western Region until 1998 at which time he became Chairman of the Board and Chief Executive Officer of LPRI. Since August 2012, Mr. Butcher serves only as Chairman of LPRI. In 1999, Mr. Butcher purchased the interests of the other Lincoln Property Company stockholders in the Western Region operations and continued these operations under the new “Legacy Partners” name. Mr. Butcher indirectly through a trust owns and controls 100% of LPRI and 60% of Legacy Partners Residential Realty LLC. As Chairman of LPRI, Mr. Butcher oversees the management and operations of the Legacy Residential entities, including setting company strategy and monitoring performance.

Mr. Butcher is also the Chairman of the Board of Legacy Partners Commercial, LLC, a position he has held since 2003, as well as a director of various other of the Legacy Commercial entities involved in the ownership of Legacy Partners Realty Fund I, LLC, Legacy Partners Realty Fund II, LLC and Legacy Partners Realty Fund III, LLC. As a member of the Investment Committee for all of the Legacy Residential and Legacy Commercial affiliated entities, he reviews and approves the acquisition, financing, and disposition of multifamily and commercial real estate investments, respectively. Mr. Butcher routinely reviews significant asset management related issues and the status and progress of properties under development. He also shares responsibility for investor relationships.

Mr. Butcher has been involved exclusively in real estate acquisitions, development, financing, management, and dispositions for over 40 years. Over the course of his career he has overseen the acquisition/development, financing, and management of over 600 real estate assets on behalf of private funds and sub-advisory accounts with almost 70,000 residential units exceeding $5.5 billion in cost. He also has overseen the acquisition/development, financing, and management of 68 million square feet of office and industrial space exceeding $9.0 billion in cost. In terms of sales of real estate assets, Mr. Butcher has overseen the sale of over 500 assets exceeding $7.5 billion in cost.

Since 2002, Mr. Butcher, through Legacy Residential and Legacy Commercial affiliated entities, has been integral to the sponsorship of four real estate funds and raising nearly $1.5 billion of equity from institutional investors for the funds. Mr. Butcher has also been a key figure in Legacy Residential’s real estate investment, management, and disposition activities as a sub-advisor to institutional clients. Mr. Butcher has been involved in entities, as a sub-advisor, that have raised over $2 billion since 1995 from large institutional clients such as the AFL-CIO Building Investment Trust, AIG Global Real Estate Investment Corp., BlackRock Realty Advisors, Inc., Capmark Investments, LP, a subsidiary of Capmark Financial Group Inc. (formerly known as GMAC Commercial Holding Corp.), Donaldson Lufkin & Jenrette, Inc. (now Credit Suisse (USA), Inc.), Equity Residential, and Goldman Sachs.

Mr. Butcher is a co-founder and past Chairman of the Board and presently serves on the Executive Committee of the National Multi-Housing Council. He was a co-founder of the California Housing Council. Mr. Butcher is also a member of the Policy Advisory Board of the Center for Real Estate at the University of California at Berkeley. In 1991, Mr. Butcher was invited to serve on the Board of Trustees of the Urban Land Institute. He is a Director of the Charles Schwab Corporation and NorthStar Realty Finance Corporation. Mr. Butcher was a founding board member of BRIDGE, a non-profit housing corporation created to provide low to moderate income housing. Mr. Butcher received a Bachelor of Science in Electrical Engineering from the University of Texas at Austin.

The board of directors has concluded that Mr. Butcher is qualified to serve as the Chairman of the Board for reasons including his 40-year track record of leadership and success in the real estate industry. Mr. Butcher’s familiarity with acquisition, development, financing and management of multi-family residential properties through numerous business cycles provides him with unique experience to guide the strategic direction of our business. Mr. Butcher’s superior leadership skills have been demonstrated through years overseeing the management and operations of Legacy Residential businesses and are expected to be a critical asset in leading the board of directors.

Peter M. Bren is our President and one of our directors, positions he has held since our inception in August 2009. He is also the Chairman of the Board and President of our advisor, and President of KBS Real Estate Investment Trust, Inc. (“KBS REIT I”), KBS Real Estate Investment Trust II, Inc. (“KBS REIT II”) and KBS Real Estate Investment Trust III, Inc. (“KBS REIT III”). Mr. Bren has served in these capacities for these entities since their formations in October 2004, June 2005, August 2007 and January 2010, respectively. In addition, Mr. Bren is a sponsor of our company and is a sponsor of KBS REIT I, KBS REIT II, KBS REIT III and KBS Strategic Opportunity REIT, Inc. (“KBS Strategic Opportunity REIT”) which were formed in 2009, 2005, 2007, 2009 and 2008, respectively. Other than de minimis amounts owned by family members or family trusts, Mr. Bren indirectly owns and controls a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our advisor and our dealer manager. All four of our KBS sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. Bren is Chairman of the Board and President of KBS Realty Advisors LLC and is a principal of Koll Bren Schreiber Realty Advisors, Inc., each an active and nationally recognized real estate investment advisor. These entities were first registered as investment advisors with the SEC in 2002 and 1999, respectively. The first investment advisor affiliated with Messrs. Bren and Schreiber was formed in 1992. As of December 31, 2012, KBS Realty Advisors, together with KBS affiliates, including KBS Capital Advisors, had been involved in the investment in or management of approximately $16.2 billion of real estate investments on behalf of institutional investors, including public and private pension plans, endowments and foundations, institutional and sovereign wealth funds, and the investors in us, KBS REIT I, KBS REIT II, KBS REIT III and KBS Strategic Opportunity REIT.

Mr. Bren oversees all aspects of KBS Capital Advisors’ and KBS Realty Advisors’ operations, including the acquisition, management and disposition of individual investments and portfolios of investments for KBS-advised investors and their portfolios of income-producing real estate assets. He also directs all facets of KBS Capital Advisors’ and KBS Realty Advisors’ business activities and is a member of the KBS Investment Committee, which evaluates and recommends new investment opportunities for us and other KBS-advised investment vehicles. Mr. Bren is also responsible for investor relationships.

Mr. Bren has been involved in real estate development, management, acquisition, disposition and financing for more than 40 years and with the acquisition, origination, management, disposition and financing of real estate-related debt investments for approximately 20 years. Prior to taking his current positions as Chairman of the Board and President of KBS Capital Advisors and KBS Realty Advisors, he served as the President of The Bren Company, was a Senior Partner of Lincoln Property Company, and was President of Lincoln Property Company, Europe. Mr. Bren is also a founding member of the Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management. He is also a member of the Real Estate Round Table in Washington, D.C.

The board of directors has concluded that Mr. Bren is qualified to serve as one of our directors for reasons including his extensive industry and leadership experience. With 40 years of real estate experience including 21 as a senior partner of Lincoln Property Company focused on financing, developing, leasing and managing apartment properties, Mr. Bren has the depth and breadth of experience to implement our business strategy. As our President and a principal of our external advisor, Mr. Bren is well-positioned to provide the board of directors with insights and perspectives on the execution of our business strategy, our operations and other internal matters. Further, as a principal of KBS-affiliated investment advisors and as President of KBS REIT I, KBS REIT II and KBS REIT III, Mr. Bren brings to the board demonstrated management and leadership ability.

W. Dean Henry is our Chief Executive Officer, a position he has held since August 2012. He served as one of our Executive Vice Presidents from our inception in August 2009 through August 2012. He is also the Chief Executive Officer of LPRI, a position he has held since August 2012. Mr. Henry joined Lincoln Property Company in 1973 and was promoted to Senior Vice President in charge of all residential operations of the Western Region in 1995, and then became the President and Chief Operating Officer of LPRI in 1998. Mr. Henry served as President only of LPRI from 2001 through August 2012, when he was appointed Chief Executive Officer. Mr. Henry indirectly through a trust owns and controls 30% of Legacy Partners Residential Realty LLC.

As Chief Executive Officer of LPRI, Mr. Henry oversees the management and operations of the Legacy Residential entities, including setting out company strategy and monitoring performance. As a member of Legacy Residential’s Investment Acquisition and Management Committee, he reviews and approves the acquisition, financing, and disposition of multifamily real estate investments. Mr. Henry routinely reviews significant asset and property management issues and the status and progress of properties under development. He is also responsible for investor relationships.

Mr. Henry has been involved exclusively in multifamily real estate acquisitions, development, financing, management, and dispositions for over 40 years. Over the course of his career, he has overseen the acquisition/development, financing, and management of over 34,000 residential units exceeding $3.9 billion in cost.

Since 2002, Mr. Henry has been a key figure in Legacy Residential’s sponsorship of the $269 million Legacy Partners Affordable Housing Fund, advising and investing for the State of California Public Employees’ Retirement System. He has also been a key figure in Legacy Residential’s affiliated entities’ real estate investment, management, and disposition activities as a sub-advisor to institutional clients and high net worth individuals. Mr. Henry has been involved in entities, as a sub-advisor, that raised and invested nearly $1 billion since 1995 from large institutional clients such as the AFL-CIO Building Investment Trust, AIG Global Real Estate Investment Corp., BlackRock Realty Advisors, Inc., Capmark Investments, LP, a subsidiary of Capmark Financial Group Inc. (formerly known as GMAC Commercial Holding Corp.), Donaldson Lufkin & Jenrette, Inc. (now Credit Suisse (USA), Inc.), Equity Residential, and Goldman Sachs.

Mr. Henry serves on the Executive Committee of the National Multi-Housing Council. He is a member of the Policy Advisory Board of the Center for Real Estate at the University of California at Berkeley, and is an active member of the Urban Land Institute. Mr. Henry is past Chairman of the San Francisco YMCA and a former Board Member of Mercy Housing, a not for-profit affordable housing organization which has participated in the development, preservation and/or financing of more than 36,900 affordable homes in the United States. Mr. Henry currently serves as Chairman of the Multifamily Leadership Board of the National Association of Home Builders. Mr. Henry received a Bachelor’s degree in Political Science from University of Puget Sound.

Guy K. Hays is one of our Executive Vice Presidents, a position he has held since our inception in August 2009. Mr. Hays is also President of LPRI, a position he has held since August 2012. Mr. Hays joined Lincoln Property Company in 1986, was promoted to Vice President of Finance for all residential operations of the Western Region in 1995, and became Senior Vice President - Finance of LPRI in 1998, then Senior Vice President and Chief Financial Officer - Residential in 2001, Senior Managing Director and Chief Financial Officer in January 2008, and Executive Managing Director and Chief Financial Officer in January 2009. Mr. Hays indirectly through a trust owns and controls 10% of Legacy Partners Residential Realty LLC.

As President of LPRI, Mr. Hays oversees the management, operations and financial affairs of the Legacy Residential entities, including setting out company strategy and monitoring financial performance. As a member of Legacy Residential’s Investment Acquisition and Management Committee, he reviews and approves the acquisition, financing, and disposition of multifamily real estate investments. Mr. Hays routinely reviews significant asset and property management related issues, as well as the financing of properties and the firm’s banking, accounting and reporting functions. He is also responsible for investor, lender, and banking relationships.

Over the course of his career, he has overseen the acquisition/development and financing of over 22,000 units exceeding $3.4 billion in cost. Since 2002, Mr. Hays has been a key figure in Legacy Residential’s sponsorship of the $269 million Legacy Partners Affordable Housing Fund, advising and investing on behalf of the State of California Public Employees’ Retirement System. He has also been a key figure in Legacy Residential’s affiliated entities’ real estate investment, management, and disposition activities as a sub-advisor to institutional clients. Mr. Hays has been involved in entities, as a sub advisor, that raised and invested nearly $1 billion from large institutional clients such as the AFL-CIO Building Investment Trust, AIG Global Real Estate Investment Corp., BlackRock Realty Advisors, Inc., Capmark Investments, LP, a subsidiary of Capmark Financial Group Inc. (formerly known as GMAC Commercial Holding Corp.), Donaldson Lufkin & Jenrette, Inc. (now Credit Suisse (USA), Inc.), Equity Residential, and Goldman Sachs.

Prior to joining Lincoln Property Company in 1986, Mr. Hays was with Kenneth Leventhal and Company, a CPA firm specializing in real estate, in Dallas, Texas where he earned his Certified Public Accountant designation. Mr. Hays is an active member of the National Multi-Housing Council and serves on the Multifamily Council of the Urban Land Institute. Mr. Hays received a Bachelor of Science in Accounting from Oral Roberts University.

Peter McMillan III is one of our Executive Vice Presidents, a position he has held since our inception in August 2009. He is also an Executive Vice President, the Treasurer and Secretary and a director of KBS REIT I, KBS REIT II and KBS REIT III, and is President, Chairman of the Board and a director of KBS Strategic Opportunity REIT, positions he has held since June 2005, August 2007, January 2010 and December 2008, respectively. In addition, Mr. McMillan is one of our sponsors and is a sponsor of KBS REIT I, KBS REIT II, KBS REIT III and KBS Strategic opportunity REIT, which were formed in 2009, 2005, 2007, 2009 and 2008, respectively. Mr. McMillan owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3 % interest in KBS Holdings LLC, which is the sole owner of our advisor and our dealer manager. All four of our KBS sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. McMillan is a co-founder and the Managing Partner of Willowbrook Capital Group, LLC. Prior to forming Willowbrook in 2000, Mr. McMillan served as an Executive Vice President and Chief Investment Officer of SunAmerica Investments, Inc., which was later acquired by AIG. As Chief Investment Officer, he was responsible for over $75.0 billion in assets, including residential and commercial mortgage-backed securities, public and private investment grade and non-investment grade corporate bonds and commercial mortgage loans and real estate investments. Before joining SunAmerica in 1989, he served as Assistant Vice President for Aetna Life Insurance and Annuity Company with responsibility for the company’s $6.0 billion fixed income portfolios. Mr. McMillan received his Master of Business Administration in Finance from the Wharton Graduate School of Business at the University of Pennsylvania and his Bachelor of Arts Degree with honors in Economics from Clark University. Mr. McMillan is a director of TCW/Metropolitan West Funds and is a former director of Steinway Musical Instruments, Inc.

David E. Snyder is our Chief Financial Officer, Treasurer and Secretary, positions he has held since our inception in August 2009. He is the Chief Financial Officer of our advisor, KBS REIT I, KBS REIT II and KBS REIT III, positions he has held for these entities since November 2008, December 2008, December 2008 and January 2010, respectively. He is also the Chief Financial Officer, Treasurer and Secretary of KBS Strategic Opportunity REIT, positions he has held since December 2008.

From January 1998 to May 2008, Mr. Snyder worked for Nationwide Health Properties, Inc., a real estate investment trust specializing in healthcare related property. He served as the Vice President and Controller from July 2005 to February 2008 and Controller from January 1998 to July 2005. At Nationwide Health Properties, Mr. Snyder was responsible for internal and external financial reporting, Sarbanes-Oxley compliance, budgeting, debt compliance, negotiation and documentation of debt and equity financing and the negotiation of acquisition and leasing documentation. In addition, Mr. Snyder was part of the senior management team that approved investments, determined appropriate financing and developed strategic goals and plans. As part of his investment and financing responsibilities, Mr. Snyder participated in the origination, modification and refinancing of: mortgage loans made to customers, mortgages obtained on real estate and unsecured credit facilities.

Mr. Snyder was an adjunct accounting professor at Biola University from 1998 to 2005, teaching courses in auditing and accounting. He was the director of financial reporting at Regency Health Services, Inc., a skilled nursing provider, from November 1996 to December 1997. From October 1993 to October 1996, Mr. Snyder worked for Arthur Andersen LLP. Mr. Snyder received a Bachelor of Science Degree in Business Administration with an emphasis in Accounting from Biola University in La Mirada, California. Mr. Snyder is a Certified Public Accountant (California).

Stacie K. Yamane is our Chief Accounting Officer, a position she has held since our inception in August 2009. Ms. Yamane is also the Chief Accounting Officer, Portfolio Accounting of our advisor and Chief Accounting Officer of KBS REIT I, KBS REIT II, KBS REIT III and KBS Strategic Opportunity REIT, positions she has held for these entities since October 2008, October 2008, December 2008, January 2010 and August 2009, respectively. From July 2007 until December 2008, Ms. Yamane served as the Chief Financial Officer and from July 2007 to October 2008, she served as Controller of KBS REIT II; from October 2004 to October 2008, she served as Fund Controller of our advisor; from June 2005 to December 2008, she served as Chief Financial Officer of KBS REIT I; and from June 2005 to October 2008, she served as Controller of KBS REIT I.

Ms. Yamane also serves as Senior Vice President/Controller, Portfolio Accounting for KBS Realty Advisors LLC, a position she has held since 2004. She served as a Vice President/Portfolio Accounting with KBS-affiliated investment advisors from 1995 to 2004. At KBS Realty Advisors, Ms. Yamane is responsible for client accounting/reporting for two real estate portfolios. These portfolios consist of industrial, office and retail properties as well as land parcels. Ms. Yamane works closely with portfolio managers, asset managers, property managers and clients to ensure the completion of timely and accurate accounting, budgeting and financial reporting. In addition, she assists in the supervision and management of KBS Realty Advisors’ accounting department.

Prior to joining an affiliate of KBS Realty Advisors in 1995, Ms. Yamane was an audit manager at Kenneth Leventhal & Company, a CPA firm specializing in real estate. During her eight years at Kenneth Leventhal & Company, Ms. Yamane performed or supervised a variety of auditing, accounting and consulting engagements including the audit of financial statements presented in accordance with GAAP, as well as financial statements presented on a cash and tax basis, the valuation of asset portfolios and the review and analysis of internal control systems. Her experiences with various KBS-affiliated entities and Kenneth Leventhal & Company give her over 25 years of real estate experience.

Ms. Yamane received a Bachelor of Arts Degree in Business Administration with a dual concentration in Accounting and Management Information Systems from California State University, Fullerton. She is a Certified Public Accountant (inactive California).

Gary T. Kachadurian is one of our independent directors, a position he has held since 2010. Mr. Kachadurian has 31 years of real estate experience specializing in land and asset acquisition, construction, development, financing, and management. Since August 2007, Mr. Kachadurian has served as Chairman of Apartment Realty Advisors, the nation’s largest privately owned multihousing investment advisory company. Also, as President of The Kachadurian Group LLC (f/k/a Kach Enterprises, LLC) from October 2006 to the present, he has been retained as consultant on apartment acquisition and development transactions.

He was formerly Senior Managing Director for Global Business Development for Deutsche Bank Real Estate. His responsibilities included raising equity in Japan, Germany, and other countries for new real estate products. Until May 2005 he was also a senior member of the Policy Committee of RREEF, a leading pension fund advisor, in addition to being a member of RREEF’s Investment Committee for 14 years. He was in charge of RREEF’s National Acquisitions Group and Value-Added and Development lines of business from 1999 to 2002, and also had oversight in the acquisition and management of RREEF’s 24,000 unit apartment investment portfolio. Prior to joining RREEF, he was the Midwest Regional Operating Partner for Lincoln Property Company, developing and managing apartment communities in Illinois, Indiana, Wisconsin, Kansas and Pennsylvania.

Mr. Kachadurian is a founding Board Member of the Chicago Apartment Association, was formerly Chairman of the National Multi Housing Council. He has been a featured speaker and panelist at many apartment industry events. He is Chairman of the Village Foundation of Children’s Memorial Hospital, is a Director of Pangea Real Estate, and serves as Director of Leaders Bank in Oak Brook, Illinois. Mr. Kachadurian received his B.S. in Accounting from the University of Illinois.

The board of directors has concluded that Mr. Kachadurian is qualified to serve as one of our independent directors for reasons including the depth and breadth of his experience in the rental apartment industry, including longstanding experience as a developer, owner and manager of apartment properties. His extensive understanding of these varied aspects of our industry provide the board with an invaluable resource for assessing and managing risks and planning corporate strategy. In addition, in the course of serving on the boards of several companies and other large organizations involved in the apartment industry, Mr. Kachadurian has developed strong leadership and consensus building skills that are a valuable asset to the board of directors.

Michael L. Meyer is one of our independent directors, a position he has held since January 2010. He is also an independent director of KBS Strategic Opportunity REIT, a position he has held since October 2009. Mr. Meyer is a private real estate investor and since 1999 has been the Chief Executive Officer of the Michael L. Meyer Company. The Michael L. Meyer Company is a principal and/or manager of real estate entities and provides those entities with property acquisition, financing and management services and advice. Since June 2006, Mr. Meyer also has been a principal of TwinRock Partners, LLC (formerly known as AMG Realty Investors, LLC), a commercial and residential real estate investment company. From 2000 to 2003, Mr. Meyer was a principal in Advantage 4 LLC, a provider of telecommunications systems for real estate projects. From 1999 to 2003, Mr. Meyer was also a principal of Pacific Capital Investors, which acquired non-performing loans secured by real estate in Japan. From 1974 to 1998, Mr. Meyer was Managing Partner-Orange County and Audit Partner of the E&Y Kenneth Leventhal Real Estate Group of Ernst & Young LLP and its predecessor. Mr. Meyer is a director and member of the audit committee of Opus Bank and is a director and chair of the audit committee of Paladin Realty Income Properties, Inc., positions he has held for these entities since September 2010 and February 2004, respectively. Additionally, Mr. Meyer served as a director and member of the audit committee of City National Bank and City National Corporation, positions he held for these entities from July 1999 to April 2010.

Mr. Meyer was inducted into the California Building Industry Foundation Hall of Fame in June of 1999 for outstanding achievements in the real estate industry and community. Mr. Meyer was also the recipient of the University of California Irvine Graduate School of Management Real Estate Program Lifetime Achievement Award. Mr. Meyer received a Bachelor’s of Business Administration from the University of Iowa. He is a Certified Public Accountant (inactive California).

The board of directors has concluded that Mr. Meyer is qualified to serve as one of our independent directors and the chairman of the audit committee for reasons including his expertise with respect to commercial real estate investments and accounting and financial reporting matters. With over 11 years of experience investing in commercial real estate and providing commercial real estate acquisition, financing and management services and advice, Mr. Meyer is well-positioned to advise the board with respect to potential investment opportunities and investment management. In addition, with 35 years of experience as an independent Certified Public Accountant or auditor for real estate companies, Mr. Meyer provides the board of directors with substantial expertise regarding real estate accounting and financial reporting matters. Further, Mr. Meyer’s experience as a director of City National Bank, City National Corporation and Paladin Realty Income Properties, Inc. provide him with an understanding of the requirements of serving on a public company board.

Ronald E. Zuzack is one of our independent directors. From August 2010 until September 2011, Mr. Zuzack was a Senior Advisor and Investment Committee Member of WestRock, an apartment investment company. From January 2008 until February 2010, Mr. Zuzack served as Global Chief Operating Officer for BlackRock Realty Advisors, Inc.’s Real Estate Equity Business. BlackRock Realty is a division of BlackRock, Inc., a premier provider of global investment management, risk management and advisory services. Blackrock Realty is a leading real estate equity investment manager and, in his capacity as Global COO, Mr. Zuzack is responsible for the day-to-day operations of a platform in the Americas, the UK, Continental Europe, Australia and Asia with total assets under management of approximately US $26 billion. The firm manages a variety of separate accounts, closed-end funds and open-end funds with a focus on core, value-added and opportunistic investment strategies. Since January 2008, Mr. Zuzack has been Chairman of Blackrock Realty’s Operating Committee and a member of the Executive, Investment and Leadership Committees for the firm’s Real Estate Group.

Mr. Zuzack joined BlackRock Realty’s predecessor, SSR Realty Advisors, Inc., in 1981 as a Portfolio Manager, serving as Executive Vice President and Director of Portfolio Services from 1988 to 1997 and Chief Investment Officer from 1996 to 1997, Head of Acquisitions, Dispositions and Financing from 1997 to December 2005 and Head of BlackRock Realty Americas from January 2006 to January 2008. Prior to joining SSR Realty Advisors, he held positions as Vice President and Real Estate Manager with Union Bank and as Vice President, Development and Property Manager for Inter-Cal Real Estate Corporation.

Mr. Zuzack earned a BS in Finance and Economics in 1969 and an MBA in 1970 from the University of Missouri. He also was recognized as a Willis Bryant Scholar in Mortgage Banking at Northwestern University in 1972. He is currently a member of the Urban Land Institute. He has also served as Chairman of the Multi-Family Gold Council of the Urban Land Institute, as a member of the Executive Committee of the National Multi-Housing Council, as Chairman of the Rent Control Committee of the National Multi-Housing Council, and as a board member of the Mid-Peninsula Housing Authority.

The board of directors has concluded that Mr. Zuzack is qualified to serve as one of our independent directors and the chairman of the conflicts committee for reasons including his extensive experience as an investment fiduciary representing the interests of stockholder clients. Mr. Zuzack’s 25 years as an active investor in apartment properties provide him with specific knowledge of our market segment and related financing activities and position him very well to provide the board of directors with valuable industry-specific insight and experience. Furthermore, Mr. Zuzack’s experience also prepares him well for service on the audit committee. As Global COO of BlackRock Realty Advisors, Mr. Zuzack had overall responsibility for the financial performance of that company, including supervision of the principal financial officer, regular reviews of financial statements, and frequent consideration of issues related to the conduct of audits, assessment of internal controls and procedures for financial reporting.

Update to Prior Performance Information

The following disclosure replaces information appearing in the section captioned “Prior Performance Summary” beginning on page 105 of the prospectus. This disclosure reflects updates to the prior performance summary information through the year ended December 31, 2012.

Prior Performance Summary

Prior Investment Programs – Legacy Sponsors

The information presented in this section represents the historical experience of real estate programs organized by affiliates of our Legacy sponsors. Our Legacy sponsors include C. Preston Butcher, Chairman of our board of directors, W. Dean Henry, our Chief Executive Officer, and Guy K. Hays, our Executive Vice President. Prospective investors should not assume they will experience returns comparable to those experienced by investors in past real estate programs sponsored by affiliates of the Legacy sponsors. Further, by purchasing our shares, investors will not acquire ownership interests in any partnerships or corporations to which the following information relates. The private funds discussed in this section were conducted through privately held entities that were subject neither to the up-front commissions, fees and expenses associated with this offering, nor all of the laws and regulations that will apply to us as a publicly offered REIT.

Since 1968, Mr. Butcher has been involved in entities that have acquired/developed over 600 real estate assets on behalf of private funds and sub-advisory accounts with almost 70,000 residential units exceeding $5.5 billion in cost and 68 million square feet of office and industrial space exceeding $9.0 billion in cost. These entities have sold over 500 real estate assets including 62,000 apartment units exceeding $5.4 billion in proceeds and over 53 million square feet of office and industrial space exceeding $5.0 billion in proceeds. These entities have been a conduit for leading institutional investors and high net worth individuals to invest in real estate assets throughout the western U.S. As an owner, manager and operator of real estate assets, the Legacy Residential and Legacy Commercial entities offer investors a trusted, highly-experienced advisor or sub-advisor with regards to locating, acquiring/developing, financing, managing, and selling high quality real estate assets. Since 1973 and 1986, respectively, Mr. Henry and Mr. Hays have worked with Mr. Butcher on a significant number of the foregoing residential real estate assets.

The information presented below represents the historical experience for the ten years ending December 31, 2012 of the private real estate funds sponsored by certain of our Legacy sponsors through Legacy Residential and Legacy Commercial affiliated entities, namely, Legacy Partners Affordable Housing Fund, Legacy Partners Realty Fund I, Legacy Partners Realty Fund II and Legacy Partners Realty Fund III. You should not assume that you will experience returns, if any, comparable to those experienced by investors in current/prior programs. Further, the programs discussed in this summary were conducted through privately held entities that were subject to neither up-front commissions, fees, and expenses associated with this offering, nor all of the laws and regulations that will apply to it as a publicly offered REIT. We have omitted from the discussion below, information regarding the prior performance of entities for which an institutional investor engaged a Legacy Residential or Legacy Commercial affiliate entity, if the investor had the power to reject the real estate acquisitions proposed by the Legacy Residential or Legacy Commercial affiliate manager. Such entities are not considered “funds” or “programs” as those terms are used in this supplement.

Though the private funds were not subject to the up-front commissions, fees and expenses associated with this offering, the private funds have fee arrangements with Legacy Residential or Legacy Commercial affiliates structured similar to ours. The percentage of the fees varied based on the market factors at the time the particular fund was formed. The private funds have paid (i) asset management fees, (ii) acquisition fees, (iii) development/construction fees and (iv) real estate commissions, disposition fees, incentive fees and/or carried interest based on participation interests in the funds’ assets after achieving a stipulated return for the investors or based on gains from the sale of assets.

Legacy Partners Affordable Housing Fund

In December of 2002, Legacy Partners 1002 LLC (“LP 1002”) formed the Legacy Partners Affordable Housing Fund, LLC (“Legacy Partners Affordable Housing Fund”) with a single large institutional investor, the State of California Public Employees’ Retirement System (“CALPERS”). The Legacy Partners Affordable Housing Fund was focused on the renovation or new development of multifamily housing with an affordable housing component of 15%—20%. The program was initially focused exclusively on acquisitions/development of multifamily housing in urban areas of California with committed equity of $63.2 million, including a 5% co-investment of equity from LP 1002. The scope of the program was subsequently expanded to include urban areas of Colorado and Texas, and the equity commitment was increased to $269.5 million, including LP 1002’s 5% co-investment. On February 2, 2013, Legacy Partners Affordable Housing Fund was dissolved after the remaining asset was transferred to an affiliate of CALPERS, per the terms and parameters of the operating agreement.

Messrs. Butcher, Henry and Hays, as managing members of LP 1002 indirectly through their trusts, along with certain of the other key real estate professionals with Legacy Residential entities, collectively have had the sole responsibility for acquiring, financing, managing, developing and selling the real estate assets owned by the various wholly-owned subsidiaries of Legacy Partners Affordable Housing Fund in accordance with the terms and parameters of the operating agreement of Legacy Partners Affordable Housing Fund. The investor did not have the right to approve an investment property prior to purchase or to approve a sale or refinancing of the property provided that the acquisition, sale or refinancing of the property was made in accordance with the terms and parameters of the operating agreement of Legacy Partners Affordable Housing Fund.

The Legacy Partners Affordable Housing Fund had investment objectives that are similar to ours. Like ours, its primary investment objectives were to provide investors with attractive and stable returns and to preserve and return their capital contributions and, like us, sought to realize growth in the value of its investments by timing asset sales to maximize asset value. However, note that the investment risk profile of Legacy Partners Affordable Housing Fund differs from ours in that it was predominantly focused on development, which typically has a higher risk profile in that it requires significant capital improvements and extensive leasing. Although we may invest in development properties as a part of our opportunity-oriented investment allocation, we expect that such opportunity-oriented investments will account for only 20% to 30% of our portfolio, with development properties not to exceed 10%.

The recent disruptions in the financial markets and poor economic conditions adversely affected property operations, and thus the fair values and recoverability, of certain of Legacy Partners Affordable Housing Fund’s investments. However, for the year ended December 31, 2012, no impairment loss was recognized.

From April 2003 through November 2008, the Legacy Partners Affordable Housing Fund purchased four large residential assets through wholly-owned subsidiaries: the Main & Jamboree property located in Irvine, California; the Hollywood & Vine property located in Los Angeles, California; the Mission Pointe Property located in Sunnyvale, California; and the Legacy at Memorial property located in Houston, Texas.

The Main & Jamboree property was a mixed use development project of 290 apartment homes and 7,500 square feet of street retail space. The property was purchased in July of 2004 and construction commenced early in 2005. Construction was completed in 2007. The project was sold prior to the completion of construction in March 2006 for $94.5 million, subject to a $26.5 million completion reserve.

The Hollywood & Vine property was a mixed-use development project of 375 apartment homes and 28,700 square feet of street retail space located in Los Angeles, California. This project was approved for investment in July of 2006 and was completed in June, 2010 at a total development cost of $249.7 million. The affordable housing component was 20.8%, which met the program’s predetermined affordable housing objective. On May 15, 2012, the Legacy Partners Affordable Housing Fund transferred its entire ownership interest in the Hollywood & Vine property to an affiliate of CALPERS, at its request, in accordance with the terms and parameters of the operating agreement.

The Mission Pointe property was an acquisition and renovation project consisting of 617 apartments located in Sunnyvale, California. This project was approved for investment in December of 2006. The property was acquired in November 2008 at the end of an option period, during which Legacy Partners Affordable Housing Fund controlled the management of the asset. Total redevelopment cost was $169.5 million. On February 8, 2011, the Legacy Partners Affordable Housing Fund transferred the Mission Pointe property to an affiliate of CALPERS, at its request, in accordance with the terms and parameters of the operating agreement.

The Legacy at Memorial property was a 330 unit apartment development project located in Houston, Texas. The project consisted of a 25-story residential tower and a four-story residential building partially wrapping a six-story structured parking garage. Construction commenced early in January 2008 and was completed in April, 2010. Total development cost was $99.0 million. With the investor’s consent, the affordable housing component for this property was terminated prior to the leasing of any units. On October 1, 2010, the Legacy Partners Affordable Housing Fund transferred its entire ownership interests in The Legacy at Memorial to an affiliate of CALPERS, at its request, in accordance with the terms and parameters of the operating agreement.

Legacy Partners Realty Fund I

In December of 2004, Legacy Partners Commercial, LLC (“Legacy Commercial LLC”), an affiliate of our Legacy sponsors, commenced the operations of Legacy Partners Realty Fund I, LLC (“Legacy Partners Realty Fund I”), a private program seeking to raise $331.6 million of committed equity from accredited institutional investors. As of December 31, 2012, the full offering amount had been committed. Legacy Partners Realty Fund I is focused primarily on the acquisition, value-enhancement, management, and sale of office and industrial properties in the San Francisco Bay Area, Southern California, and the Seattle and Denver metropolitan areas. The program’s objective is to leverage up to 65% of the value of the program’s assets as part of its strategy and generate competitive internal rates of return, net of management fees and incentives paid to the sponsor, over an eight to ten-year period.

Mr. Butcher is Chairman of the Board of Legacy Commercial LLC, as well as a director of various other of the Legacy Commercial entities involved in the ownership of Legacy Partners Realty Fund I. Barry S. DiRaimondo and Paul J. Meyer are each a Director and the President and Chief Financial Officer, respectively, of Legacy Commercial LLC, as well as directors and officers of various other of the Legacy Commercial entities involved in the ownership of Legacy Partners Realty Fund I. Messrs. DiRaimondo and Meyer, along with Mr. Butcher, collectively have the responsibility for acquiring, financing, managing, developing and selling the real estate and real estate-related assets owned by Legacy Partners Realty Fund I in accordance with the terms and parameters of the operating agreement of Legacy Partners Realty Fund I without the consent or approval of the investors.

Although Legacy Partners Realty Fund I targets assets in the commercial real estate sector rather than the residential sector, it nevertheless has investment objectives that are similar to ours. Like ours, its primary investment objectives are to provide investors with attractive and stable returns and to preserve and return their capital contributions and, like us, it will seek to realize growth in the value of its investments by timing asset sales to maximize asset value. However, note that the investment risk profile of Legacy Partners Realty Fund I differs from ours in that it is predominantly focused on “value-added” investment types, which typically have a higher risk profile in that they require moderate to significant capital improvements and/or moderate to extensive leasing or releasing. Although we may invest in value-added properties as a part of our opportunity-oriented investment allocation, we expect that such opportunity-oriented investments will account for only 20% to 30% of our portfolio.

As of December 31, 2012, Legacy Partners Realty Fund I had acquired a total of 32 properties, including 30 office properties and two parcels of raw land for development, with an aggregate of 5.9 million square feet of space and totaling $1.2 billion in cost. At that time, $331.6 million of capital had been called and contributed. As of December 31, 2012, the fund had sold twelve properties and five partial properties for $ 324.0 million and two properties had been foreclosed upon by their lenders.

All of the sub-markets with Legacy Partners Realty Fund I assets have stabilized and most are in full recovery mode with rents and valuations increasing. For the year ended December 31, 2012, no impairment loss was recognized.

Legacy Partners Realty Fund I acquired the majority of its assets early in the last economic expansion during 2005 and early 2006 when pricing was lower than the highs of 2007. The fund was focused on the acquisition and repositioning of “A” and “B” quality assets in major western markets—both in terms of location and physical characteristics. Additionally, the fund’s assets had sufficient time to lease vacant space and stabilize their income streams before the economy retracted and has experienced positive net absorption across the portfolio since acquisition. Thirty-three assets were acquired in the fund and seven assets were successfully repositioned and liquidated prior to the economic retraction at pricing that met or exceeded original projections. Although some of Legacy Partners Realty Fund I’s assets have been negatively affected by vacancy and lower market rental rates, as noted above, the majority of assets are benefiting from in place, longer term leases which has mitigated the typical experience during an economic downturn where “B” quality assets tend to lose tenants to “A” quality assets due to the severe compression between market rents for “A” and “B” assets. The majority of the loans have been extended through the hold period. Some of the near term maturities may require principal paydowns or reserves to extend the term. As a precautionary measure, the fund is not making cash distributions at this time.

Legacy Partners Realty Fund II

In April 2006, Legacy Commercial LLC commenced Legacy Partners Realty Fund II, LLC (“Legacy Partners Realty Fund II”), a private program seeking to raise $456.8 million of committed equity from accredited institutional investors. As of December 31, 2012 the full offering amount had been committed. Legacy Partners Realty Fund II is focused primarily on the acquisition, value-enhancement, management, and sale of office and industrial properties in the San Francisco Bay Area, Southern California, and the Seattle and Denver metropolitan areas. The program’s objective is to leverage up to 65% of the value of the program’s assets as part of its strategy and generate competitive internal rates of return, net of management fees and incentives paid to the sponsor, over an eight to ten-year period.

Mr. Butcher is Chairman of the Board of Legacy Commercial LLC, as well as a director of various other of the Legacy Commercial entities involved in the ownership of Legacy Partners Realty Fund II. Barry S. DiRaimondo and Paul J. Meyer are each a Director and the President and Chief Financial Officer, respectively, of Legacy Commercial LLC, as well as directors and officers of various other of the Legacy Commercial entities involved in the ownership of Legacy Partners Realty Fund II. Messrs. DiRaimondo and Meyer, along with Mr. Butcher, collectively have the responsibility for acquiring, financing, managing, developing and selling the real estate and real estate-related assets owned by Legacy Partners Realty Fund II in accordance with the terms and parameters of the operating agreement of Legacy Partners Realty Fund II without the consent or approval of the investors.

Although Legacy Partners Realty Fund II targets assets in the commercial real estate sector rather than the residential sector, it nevertheless has investment objectives that are similar to ours. Like ours, its primary investment objectives are to provide investors with attractive and stable returns and to preserve and return their capital contributions and, like us, it will seek to realize growth in the value of its investments by timing asset sales to maximize asset value. However, note that the investment risk profile of Legacy Partners Realty Fund II differs from ours in that it is predominantly focused on “value-added” investment types, which typically have a higher risk profile in that they require moderate to significant capital improvements and/or moderate to extensive leasing or releasing. Although we may invest in value-added properties as a part of our opportunity-oriented investment allocation, we expect that such opportunity-oriented investments will account for only 20% to 30% of our portfolio.

As of December 31, 2012, Legacy Partners Realty Fund II had acquired a total of 28 properties, including 24 office properties, one industrial property, and three parcels of raw land for development, with an aggregate of 5.9 million square feet of space and totaling $1.7 billion in cost. A total of $456.8 million of capital had been called and contributed by that time. As of December 31, 2012, the fund had sold six properties and two partial properties for $161.7 million. Additionally, three of the properties were deeded to lender and 40% of another property was deeded to its lender after the sale of the 60% of the asset and one property was foreclosed upon by its lender.

The recent disruptions in the financial markets and poor economic conditions have adversely affected the current and future operations, and thus the fair values and recoverability, of certain of Legacy Partners Realty Fund II’s investments. However, for the year ended December 31, 2012, no impairment loss was recognized.

Legacy Partners Realty Fund II purchased the majority of its assets late in the last economic expansion, between mid 2006 and mid 2007 when pricing reached its cyclical highs. The fund was focused on the acquisition and repositioning of assets that were in “A” locations but that needed rehabilitation to bring them fully up to “A” quality. Also, as a consequence of being acquired late in the last economic expansion, the fund’s assets had less time to lease vacant space and stabilize their income streams before the economy retracted. Since acquisition, the fund has experienced a small amount of negative net absorption in the aggregate. Also, as a result of declines in market rental rates, the economic downturn has resulted in a “flight to quality” and therefore benefited “A” quality assets at the expense of “B” quality assets in competing for tenants. In some cases the current rents available in the market have made it uneconomic to incur the significant capital expenditures for tenant improvements and leasing commission and the fund has decided to leave space vacant until conditions improve. The fund was able to recapitalize some of its debt at a 30% discount to par. Additionally, some of the fund’s assets have loans maturing in the near term; however, given current interest rates and the abundance of available financing, there should be very little risk to refinancing the assets. The fund is not making current distributions at this time, as a precautionary measure.

To better position itself, in 2011 the fund recapitalized with the admission of a preferred member, who acquired a $252 million credit facility at a discounted price of $176 million and contributed this indebtedness to the Company as consideration for $176 million of preferred equity units, which extinguished the debt. The fund obtained a new $90 million loan and the proceeds were distributed to the preferred member. The preferred member provided additional operating financing in the form of a $25 million line of credit, on an as-needed basis, for tenant improvement costs, leasing commissions, and other reserves.

Legacy Partners Realty Fund III

In August of 2007, Legacy Commercial LLC commenced Legacy Partners Realty Fund III, LLC (“Legacy Partners Realty Fund III”), a private program seeking to raise $475.0 million of committed equity from accredited institutional investors. As of December 31, 2009, $451.1 million was raised and the offering had ceased. In September, 2010, the LLC agreement was amended to provide for a reduction in the commitment to $445.3 million. As of December 31, 2012, the full amount of $445.3 million was committed. Legacy Partners Realty Fund III is focused primarily on the acquisition, value-enhancement, management, and sale of office, research and development and industrial properties in the San Francisco Bay Area, Southern California, and the Seattle and Denver metropolitan areas. The program’s objective is to leverage up to 65% of the value of the program’s assets as part of its strategy and generate competitive internal rates of return, net of management fees and incentives paid to the sponsor, over an eight to ten-year period.

Mr. Butcher is Chairman of the Board of Legacy Commercial LLC, as well as a director of various other of the Legacy Commercial entities involved in the ownership of Legacy Partners Realty Fund III. Barry S. DiRaimondo and Paul J. Meyer are each a Director and the President and Chief Financial Officer, respectively, of Legacy Commercial LLC, as well as directors and officers of various other of the Legacy Commercial entities involved in the ownership of Legacy Partners Realty Fund III. Messrs. DiRaimondo and Meyer, along with Mr. Butcher, collectively have the responsibility for acquiring, financing, managing, developing and selling the real estate and real estate-related assets owned by Legacy Partners Realty Fund III in accordance with the terms and parameters of the operating agreement of Legacy Partners Realty Fund III without the consent or approval of the investors.

Although Legacy Partners Realty Fund III targets assets in the commercial real estate sector rather than the residential sector, it nevertheless has investment objectives that are similar to ours. Like ours, its primary investment objectives are to provide investors with attractive and stable returns and to preserve and return their capital contributions and, like us, it will seek to realize growth in the value of its investments by timing asset sales to maximize asset value. However, note that the investment risk profile of Legacy Partners Realty Fund III differs from ours in that it is predominantly focused on “value-added” investment types, which typically have a higher risk profile in that they require moderate to significant capital improvements and/or moderate to extensive leasing or releasing. Although we may invest in value-added properties as a part of our opportunity-oriented investment allocation, we expect that such opportunity-oriented investments will account for only 20% to 30% of our portfolio.

As of December 31, 2012, Legacy Partners Realty Fund III had acquired a total of ten properties, including nine office properties and one parcel of land for development, with an aggregate of 2.6 million square feet of space and totaling $941.6 million in cost. At that time, $363.0 million of capital had been called and contributed. As of December 31, 2012, the fund had sold one partial property in 2008 and had one property foreclosed upon by its mezzanine lender in 2009.

The recent disruptions in the financial markets and poor economic conditions have adversely affected the current and future operations, and thus the fair values and recoverability, of certain of Legacy Partners Realty Fund III’s investments. However, for the year ended December 31, 2012 no impairment loss was recognized.

Legacy Partners Realty Fund III began purchasing assets at the cyclical peak of the last economic expansion in the fall of 2007, before it suspended acquisitions due to the economic downturn in the spring of 2008, having drawn approximately half of its funding commitments. As a consequence of being acquired just as the economy began to decline, the fund’s nine assets, which are generally “A” quality, had very little time to lease vacant space and stabilize their income streams before the economy weakened. Since acquisition, the fund’s assets have experienced negative net absorption in the aggregate and several of its assets have significant current vacancy. Currently the fund is drawing on interest and operating reserves established for the assets with significant vacancy, but may be required to call a portion of its uncommitted capital to support the projects until the pace of leasing increases. This fund has been successful in buying back some of its asset level debt at a significant discount to par, thereby reducing its basis in the real estate. Additionally, some of the fund’s assets have loans maturing in the near term, however, given current interest rates and the abundance of available financing, there should be very little risk to refinancing the assets. The fund is expecting to start making distributions by the end of 2013.

Prior Investment Programs – KBS Sponsors

In January 2006, our KBS sponsors teamed to launch the initial public offering of their first public non-traded REIT, KBS Real Estate Investment Trust, Inc., which we refer to as KBS REIT I. In April 2008, our KBS sponsors launched KBS Real Estate Investment Trust II, Inc., which we refer to as KBS REIT II. In November 2009, our KBS sponsors launched KBS Strategic Opportunity REIT, Inc., which we refer to as KBS Strategic Opportunity REIT and KBS Real Estate Investment Trust III, Inc., which we refer to as KBS REIT III. As described below, KBS REIT I and KBS REIT II have acquired a diverse portfolio of commercial properties and real estate-related investments. KBS Strategic Opportunity REIT ceased offering shares in its primary offering in November 2012 but has not fully invested the proceeds from its primary offering. KBS Strategic Opportunity REIT is targeting to originate and acquire a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. KBS REIT III’s initial public offering may last until October 2013, and KBS REIT III has filed a registration statement with the SEC for a follow-on offering that it expects to commence during the third or fourth quarter of 2013. KBS REIT III is targeting to acquire a diverse portfolio of commercial properties and real estate-related investments. Our advisor, KBS Capital Advisors, is also the external advisor to KBS REIT I, KBS REIT II, KBS Strategic Opportunity REIT and KBS REIT III. Each of these programs is a publicly registered, non-traded REIT.

Unless otherwise indicated, the information presented below represents the historical experience of KBS REIT I, KBS REIT II, KBS Strategic Opportunity REIT and KBS REIT III as of the 10 years ended December 31, 2012. By purchasing shares in this offering, you will not acquire any ownership interest in any of the public KBS-sponsored programs to which the information in this section relates and you should not assume that you will experience returns, if any, comparable to those experienced by the investors in the public KBS-sponsored programs.

KBS REIT I

On January 27, 2006, our KBS sponsors launched the initial public offering of KBS REIT I, a publicly registered, non-traded REIT. Its primary initial public offering was for a maximum of 200,000,000 shares of common stock at a price of $10.00 per share, plus an additional 80,000,000 shares of common stock initially priced at $9.50 per share pursuant to its dividend reinvestment plan. KBS REIT I ceased offering shares in its primary public offering on May 30, 2008, and KBS REIT I terminated its dividend reinvestment plan effective April 10, 2012. KBS REIT I accepted gross offering proceeds of $1.7 billion in its primary initial public offering and accepted gross offering proceeds of $233.7 million from shares issued pursuant to its dividend reinvestment plan. As of December 31, 2012, KBS REIT I had approximately 42,000 stockholders. As of December 31, 2012, KBS REIT I had redeemed $70.2 million of shares, or 8,374,563 shares, under its share redemption program.

As of December 31, 2012, KBS REIT I owned 544 real estate properties (of which six properties were held for non-sale disposition and 108 properties were held for sale), including the GKK Properties (defined below). As of December 31, 2012, KBS REIT I’s real estate portfolio held for investment was approximately 83% occupied (excluding six GKK Properties that were held for non-sale disposition and 108 GKK Properties that were held for sale). In addition, as of December 31, 2012, KBS REIT I also owned four real estate loans receivable, a participation interest with respect to a real estate joint venture and a 10-story condominium building with 62 units acquired through foreclosure, of which three condominium units, two retail spaces and parking spaces have not been sold and are held for sale.

KBS REIT I had investment objectives similar to ours. Like ours, its primary investment objectives were to provide investors with attractive and stable returns and to preserve and return their capital contributions and, like us, it will seek to realize growth in the value of its investments by timing asset sales to maximize asset value. In addition, investments in real estate and real estate-related assets involve similar assessments of the risks and rewards of the operation of the underlying real estate and financing thereof as well as an understanding of the real estate and real estate-finance markets. KBS REIT I’s current objective is to attempt to maximize the long-term value of the portfolio for stockholders and to maximize the amount of capital returned to stockholders over time by: (i) making strategic asset sales to manage debt maturities and cash flow needs; (ii) paying down and refinancing debt to improve KBS REIT I’s financial position and stability; and (iii) exploring value-add and accretive opportunities for existing assets.

KBS REIT I acquired and manages a diverse portfolio of real estate and real estate-related assets. It sought to diversify its portfolio by property type, geographic region, investment size and investment risk with the goal of attaining a portfolio of income-producing real estate and real estate-related assets that would provide attractive and stable returns to its investors. In constructing its portfolio, KBS REIT I targeted approximately 70% core investments (which are generally existing properties with at least 80% occupancy and minimal near-term lease rollover) and approximately 30% enhanced-return properties (which are higher-yield and higher-risk investments than core properties, such as properties with moderate vacancies or near-term lease rollovers, poorly managed and positioned properties, properties owned by distressed sellers and built-to-suit properties) and real estate-related investments, including mortgage loans, mezzanine debt, commercial mortgage-backed securities and other similar structured finance investments. With proceeds from its initial public offering and debt financing (as a percentage of its total investments), the purchase price of KBS REIT I’s real estate properties represented 65% of its portfolio and the purchase price of its real estate-related investments represented 35% of its portfolio.

As described in more detail below, subsequent to KBS REIT I’s acquisition of these properties, loans and other investments, KBS REIT I’s portfolio composition changed as a result of the restructuring of certain investments, KBS REIT I taking title to properties underlying investments in loans that became impaired, the sale of assets and the repayment of debt investments.

KBS REIT I used the net proceeds from its initial public offering and debt financing to purchase or fund $3.1 billion of real estate and real estate-related investments, including $34.5 million in acquisition fees and closing costs. KBS REIT I used the net proceeds from its initial public offering for the acquisition and origination of real estate properties and real estate-related assets in the amounts of $0.8 billion and $0.8 billion, respectively, and had debt financing on its real estate properties and real estate-related assets in the amounts of $1.2 billion and $0.3 billion, respectively, at acquisition.

With proceeds from its initial public offering and debt financing, as a percentage of the amount invested (based on purchase price), KBS REIT I invested in the following types of assets (including its investments through a consolidated joint venture): 35% in 22 office properties, 29% in 42 industrial properties and a master lease in another industrial property, 26% in interests in 12 mezzanine loans, 5% in interests in six mortgage loans, 2% in interests in two loans representing subordinated debt of a private REIT, 2% in two investments in securities directly or indirectly backed by commercial mortgage loans and 1% in interests in two B-notes. All of KBS REIT I’s real property investments were located within the United States. As a percentage of amount invested (based on purchase price), the geographic locations of KBS REIT I’s investments in real properties were as follows (including its investments through a consolidated joint venture): 40% in 26 properties and a master lease in another property in the East; 30% in 22 properties in the South; 15% in nine properties in the West; and 15% in seven properties in the Midwest. All of the real properties purchased by KBS REIT I had prior owners and operators.

KBS REIT I did not acquire any properties or real estate-related investments during the three years ended December 31, 2012. However, as described below, KBS REIT I did restructure certain investments during this period and took title to certain properties underlying its original investments in real estate loans.

With respect to its historical real estate portfolio, KBS REIT I had disposed of 22 properties and three real estate-related investments as of December 31, 2012 for approximately $557.0 million, net of closing costs. Also as of December 31, 2012, KBS REIT I had sold 24 of 27 condo units from the Tribeca Building, on which it had foreclosed. KBS REIT I originally intended to hold its core properties for four to seven years. Additionally, KBS REIT I has sold or otherwise terminated the leasehold interests in 198 GKK Properties for $586.6 million, net of closing costs, and its management continues to evaluate which of the remaining GKK Properties to hold and which properties to sell. KBS REIT I expects the average hold period of the GKK Properties to be significantly shorter than that of its core properties. KBS REIT I has also transferred 146 GKK Properties to the respective lenders of certain loans for which these properties served as security, in exchange for the release from the debt outstanding and other obligations related to these mortgage loans. See also the discussion of the KBS-New Leaf Joint Venture below. Economic and market conditions may influence KBS REIT I to hold its investments for different periods of time, and KBS REIT I currently expects its hold period is likely to last for several more years. In general, KBS REIT I intends to hold its real estate-related investments to maturity, though economic and market conditions may also influence the length of time that KBS REIT I holds these investments.

The following summarizes asset sales, restructurings, pay-offs and discounted pay-offs of KBS REIT I’s investments in real estate loans receivable as of December 31, 2012:

—	One Madison Park Mezzanine Loan – The borrowers paid off the loan in full with an outstanding principal balance of $21.0 million, including a spread maintenance premium, in November 2007.

—	Arden Portfolio Mezzanine Loans – KBS REIT I released the borrowers from liability and received a preferred membership interest in a joint venture that owns the properties that had secured the loans (the “HSC Partners Joint Venture”). KBS REIT I wrote-off its investment in this loan in July 2009. In June 2012, the HSC Partners Joint Venture redeemed KBS REIT I’s preferred membership interest in the joint venture in exchange for a settlement of $0.8 million. KBS REIT I acquired these loans in January 2008 for $144.0 million plus closing costs.

—	18301 Von Karman Loans – KBS REIT I foreclosed on the office property securing the loans in October 2009 and subsequently disposed of the property in June 2010 for $41.3 million. KBS REIT I acquired these loans in June 2008 for $61.9 million plus closing costs.

—	Tribeca Loans – KBS REIT I foreclosed on the condominium building securing the loans in February 2010. As of December 31, 2012, KBS REIT I had sold 24 of the 27 condo units from the Tribeca Building. KBS REIT I acquired these loans in 2006 and 2007 for an aggregate purchase price including additional principal funded and principal repayments subsequent to acquisition of $57.0 million plus closing costs.

—	55 East Monroe Mezzanine Loan Origination – The borrower paid off the loan in full with an outstanding principal balance of $55.0 million in September 2010 at maturity.

—	200 Professional Drive Loan Origination – KBS REIT I foreclosed on the property securing the loan and received $4.1 million upon the sale of the property in December 2010. In July 2007, KBS REIT I originated this loan and funded an aggregate of $9.3 million of principal to the borrower.

—	Artisan Multifamily Portfolio Mezzanine Loan – KBS REIT I wrote-off this investment in January 2011. KBS REIT I acquired this loan in December 2007 for $15.9 million plus closing costs.

—	2600 Michelson Mezzanine Loan – KBS REIT I sold the loan at a discount in June 2011 and received $52,000 upon the sale. KBS REIT I acquired this loan in June 2008 for $8.5 million plus closing costs.

—	GKK Mezzanine Loans – In May 2011, the borrower (the “GKK Borrower”) under the GKK Mezzanine Loan (defined below) defaulted on its payment obligations and, as a result, on September 1, 2011, KBS REIT I entered into a settlement agreement (the “Settlement Agreement”) with the GKK Borrower pursuant to which the GKK Borrower transferred all of its interest in certain real estate properties (the “GKK Properties”) which indirectly secured the GKK Mezzanine Loan, and the mortgage debt related to the GKK Properties, to KBS REIT I in satisfaction of its obligations. KBS REIT I acquired these loans in August 2008 for $496.0 million plus closing costs.

—	San Antonio Business Park Mortgage Loan – KBS REIT I sold the loan to an unaffiliated buyer for $26.0 million in December 2011. KBS REIT I acquired this loan in March 2008 for $23.8 million plus closing costs.

—	Park Central Mezzanine Loan – KBS REIT I released the borrower under the loan from all outstanding debt and liabilities under a discounted payoff agreement at a discounted amount of $7.3 million in December 2011. KBS REIT I acquired its portion of this loan in March 2007 for $15.0 million plus closing costs.

—	Petra Subordinated Debt Tranche A and B – KBS REIT I wrote-off this investment in March 2012. KBS REIT I acquired these loans in October 2007 for $50.0 million plus closing costs.

—	11 South LaSalle Loan – KBS REIT I sold the loan to an unaffiliated buyer for $17.0 million in March 2012. KBS originated this loan in August 2007 and funded $38.8 million of principal to the borrower.

KBS REIT I’s primary public offering was subject to the up-front commissions, fees and expenses similar to those associated with this offering and KBS REIT I has fee arrangements with KBS affiliates structured similarly to ours.

KBS REIT I’s charter requires that it seek stockholder approval of its liquidation if its shares of common stock are not listed on a national securities exchange by November 2012, unless a majority of its independent directors determines that liquidation is not then in the best interest of its stockholders. Pursuant to the charter requirement, in November 2012, KBS REIT I’s conflicts committee, composed of all of its independent directors, assessed its portfolio of investments and related debt financings, including the assets and liabilities transferred to it under the Settlement Agreement. The conflicts committee also considered the prepayment penalties associated with certain debt obligations assumed by KBS REIT I under the Settlement Agreement. Taking into consideration KBS REIT I’s portfolio and current market conditions, the conflicts committee unanimously determined that liquidation was not in the bests interests of KBS REIT I’s stockholders. KBS REIT I’s charter requires that its conflicts committee revisit the issue of liquidation at least annually. Given the factors noted above, KBS REIT I’s conflicts committee believes it is likely it may reach the same conclusion next year.

Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of the stockholders. If KBS REIT I sought and failed to obtain stockholder approval of its liquidation, the KBS REIT I charter would not require KBS REIT I to list or liquidate and would not require the conflicts committee to revisit the issue of liquidation, and KBS REIT I could continue to operate as before. If KBS REIT I sought and obtained stockholder approval of its liquidation, KBS REIT I would begin an orderly sale of its properties and other assets. The precise timing of such sales would take account of the prevailing real estate and financial markets, the economic conditions in the submarkets where its properties are located and the federal income tax consequences to the stockholders. In making the decision to apply for listing of its shares, KBS REIT I’s directors will try to determine whether listing its shares or liquidating its assets will result in greater value for stockholders.

The continued disruptions in the financial markets and deteriorating economic conditions have adversely affected the fair values and recoverability of certain of KBS REIT I’s investments. KBS REIT I disclosed fair values below its book values for certain assets in its financial statements and recognized impairments related to a limited number of assets.

KBS REIT I made two investments in securities directly or indirectly backed by commercial mortgage loans. On a quarterly basis, KBS REIT I evaluated these real estate securities for impairment. KBS REIT I reviewed the projected future cash flows under these securities for changes in assumptions due to prepayments, credit loss experience and other factors. If, based on KBS REIT I’s quarterly estimate of cash flows, there was an adverse change in the estimated cash flows from the cash flows previously estimated, the present value of the revised cash flows was less than the present value previously estimated, and the fair value of the securities was less than its amortized cost basis, an other-than-temporary impairment was deemed to have occurred. KBS REIT I recognized an other-than-temporary impairment related to its real estate securities of $50.1 million during the year ended December 31, 2008 and a $5.1 million impairment related to its real estate securities during the year ended December 31, 2009. During the year ended December 31, 2009, KBS REIT I also reversed $14.8 million of the cumulative other-than-temporary impairment related to its real estate securities out of retained earnings. During the years ended December 31, 2012, 2011 and 2010, KBS REIT I did not recognize any other-than-temporary impairments on its real estate securities. During the year ended December 31, 2012, KBS REIT I sold one of its real estate securities to an unaffiliated buyer for $46.7 resulting in a gain of $25.5 million and wrote-off its investment in the other real estate securities.

With respect to its loan portfolio, KBS REIT I considers a loan held for investment to be impaired when, based on current information and events, it becomes probable that it will be unable to collect all amounts due under the contractual terms of the loan agreement or other loan documents. KBS REIT I also considers a loan to be impaired if it grants the borrower a concession through a modification of the loan terms or if it expects to receive assets (including equity interests in the borrower) in partial satisfaction of the loan. When KBS REIT I has a collateral-dependent loan that is identified as being impaired, it is evaluated for impairment by comparing the estimated fair value of the underlying collateral, less costs to sell, to the carrying value of the loan. When KBS REIT I has a loan that is identified as being impaired in connection with a troubled debt restructuring resulting from a concession granted by KBS REIT I to the borrower through a modification of the loan terms, the loan is evaluated for impairment by comparing the carrying value of the loan to the present value of the modified cash flow stream discounted at the rate used to recognize interest income. Since inception, KBS REIT I invested approximately $1.1 billion in real estate-related loans. As of December 31, 2012, KBS REIT I has recorded $2.2 million of asset-specific loan loss reserves related to its investments in the Sandmar Mezzanine Loan. Over the last six years, KBS REIT I also charged-off approximately $303.8 million of reserves for loan losses related to 13 of its real estate-related loan investments.

In August 2007, KBS REIT I entered a joint venture (the “KBS-New Leaf Joint Venture”) with New Leaf Industrial Partners Fund, L.P. to acquire a portfolio of industrial properties (the “National Industrial Portfolio”) for approximately $515.9 million plus closing costs. The National Industrial Portfolio consisted of 23 industrial properties and a master lease with respect to another industrial property. KBS REIT I had an 80% membership interest in the KBS-New Leaf Joint Venture and consolidated the joint venture in its financial statements. The mortgage and mezzanine loans with which the KBS-New Leaf Joint Venture financed a portion of its purchase of the National Industrial Portfolio (the “NIP Loans”) were to mature on December 31, 2011. However, due to a decline in the operating performance of the National Industrial Portfolio resulting from increased vacancies, lower rental rates and tenant bankruptcies, in addition to declines in market value across all real estate types in the period following the initial investment, it became unlikely that the KBS-New Leaf Joint Venture would be able to refinance or extend the NIP Loans upon their maturities. As a result, on December 28, 2011, the KBS-New Leaf Joint Venture entered into an agreement in lieu of foreclosure and related documents to transfer the National Industrial Portfolio properties to certain indirect wholly owned subsidiaries of the lender under the NIP Loans in full satisfaction of the debt outstanding under, and other obligations related to, the NIP Loans. As a result, KBS REIT I recorded a gain on extinguishment of debt of $115.5 million (including amounts for noncontrolling interest of approximately $24.2 million), which represents the difference between the carrying amount of the outstanding debt and other liabilities of approximately $446.1 million and the carrying value of the real estate properties and other assets of approximately $328.3 million, net of closing costs of $2.3 million, upon transfer of the properties (during the year ended December 31, 2010, KBS REIT I had recognized an impairment charge on real estate of $123.5 million with respect to 17 properties within the National Industrial Portfolio).

In addition, during the years ended December 31, 2012 and 2011, KBS REIT I recorded real estate impairments of $69.1 million and $52.6 million, respectively, due to changes in cash flow estimates of the properties.

In the future, especially given the current market uncertainty, KBS REIT I may recognize material charges for impairment with respect to investments other than those described above or a different impairment charge for investments described above. Moreover, even if KBS REIT I does not recognize any material charge for impairment with respect to an asset, the fair value of the asset may have declined based on general economic conditions or other factors.

As of December 15, 2011, pursuant to the Settlement Agreement, the GKK Borrower had transferred to KBS REIT I the equity interests in the indirect owners of or holders of a leasehold interest in approximately 867 properties, including approximately 576 bank branch properties and approximately 291 office buildings and operations centers. KBS REIT I also assumed approximately $1.5 billion of mortgage debt related to the GKK Properties. In consideration of the performance of the Settlement Agreement, KBS REIT I agreed to release the GKK Borrower from its obligations under KBS REIT I’s investment in a senior mezzanine loan with an original face amount of $500,000,000 (the “GKK Mezzanine Loan”). KBS REIT I’s estimated fair values of the underlying GKK Properties and related current assets and liabilities was approximately $1.9 billion and supported the approximately $1.9 billion total of the combined outstanding mortgage loan balance encumbering the GKK Properties (including a portion of a mortgage loan secured by some of the GKK Properties which KBS REIT I owned), plus KBS REIT I’s carrying value of the GKK Mezzanine Loan and a portion of a junior mezzanine loan relating to the GKK Properties that KBS REIT I owned prior to KBS REIT I’s entry into the Settlement Agreement.

In order to manage its reduced cash flows from operations and to redirect available funds to reduce its debt, and as a result of the general impact of current economic conditions on rental rates, occupancy rates and property cash flows, in March 2012, KBS REIT I’s board of directors approved the suspension of monthly distribution payments. For record dates beginning on July 18, 2006 through June 30, 2009, KBS REIT I had paid monthly distributions based on daily record dates that amounted to $0.70 per share on an annualized basis. For record dates beginning on July 1, 2009 through February 28, 2012, KBS REIT I had paid monthly distributions based on daily record dates that amounted to $0.525 per share on an annualized basis.

On December 18, 2012, the board of directors of KBS REIT I approved an estimated value per share of KBS REIT I’s common stock of $5.18 based on the estimated value of KBS REIT I’s assets less the estimated value of its liabilities, divided by the number of shares outstanding, all as of September 30, 2012. KBS REIT I provided this estimated value per share to assist broker-dealers that participated in its initial public offering in meeting their customer account statement reporting obligations under the National Association of Securities Dealers (“NASD”) Conduct Rule 2340. The estimated value per share was based upon the recommendation and valuation of KBS Capital Advisors, KBS REIT I’s external advisor, based on valuations performed by either the advisor or, with respect to certain real estate properties, valuations performed by a third party real estate valuation firm. As with any valuation methodology, KBS Capital Advisors’ methodology was based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could have derived a different estimated value per share, and such differences could be significant. The estimated value per share is not audited and does not represent the fair value of KBS REIT I’s assets less its liabilities according to U.S. generally accepted accounting principles (“GAAP”), nor does it represent a liquidation value of KBS REIT I’s assets and liabilities or the price at which KBS REIT I’s shares of common stock would trade on a national securities exchange. The value of KBS REIT I’s shares will fluctuate over time in response to developments related to individual assets in its portfolio and the management of those assets and in response to the real estate and finance markets. For a full description of the methodologies used to value KBS REIT I’s assets and liabilities in connection with the calculation of the estimated value per share, see KBS REIT I’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC.

KBS REIT I has not had funds available for ordinary redemptions since the April 2009 redemption date, and on March 20, 2012, KBS REIT I’s board of directors amended and restated its share redemption program, which amendment and restatement became effective on April 25, 2012, to provide only for redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined in the share redemption program). Such redemptions are subject to an annual dollar limitation, which was $10.0 million in the aggregate for the calendar year 2012, subject to the limitations described in the share redemption program plan document. In December 2012, KBS REIT I’s board of directors approved the same annual dollar limitation for such special redemptions of $10.0 million in the aggregate for the calendar year 2013 (subject to review and adjustment during the year by the board of directors and further subject to the limitations described in the share redemption program plan document).

Upon request, prospective investors may obtain from us without charge copies of any public reports prepared in connection with KBS REIT I, including a copy of the most recent Annual Report on Form 10-K filed with the SEC. For a reasonable fee, we also will furnish upon request copies of the exhibits to the Form 10-K. Many of the materials and reports prepared in connection with KBS REIT I are also available on its web site at www.kbsreit.com. Neither the contents of that web site nor any of the materials or reports relating to KBS REIT I are incorporated by reference in or otherwise a part of this prospectus. In addition, the SEC maintains a web site at www.sec.gov that contains reports, proxy and other information that KBS REIT I files electronically as KBS Real Estate Investment Trust, Inc. with the SEC.

KBS REIT II

On April 22, 2008, our KBS sponsors launched the initial public offering of KBS REIT II, a publicly registered, non-traded REIT. Its primary initial public offering was for a maximum of 200,000,000 shares of common stock at a price of $10.00 per share, plus an additional 80,000,000 shares of common stock initially priced at $9.50 per share pursuant to its dividend reinvestment plan. KBS REIT II ceased offering shares in its primary public offering on December 31, 2010, and continues to offer shares under its dividend reinvestment plan. KBS REIT II accepted aggregate gross offering proceeds of approximately $1.8 billion in its primary offering, and as of December 31, 2012, KBS REIT II had accepted gross offering proceeds of approximately $200.7 million pursuant to its dividend reinvestment plan. As of December 31, 2012, KBS REIT II had approximately 50,000 investors. As of December 31, 2012, KBS REIT II had redeemed $131.7 million of shares, or 9,906,393 shares, under its share redemption program.

As of December 31, 2012, KBS REIT II owned 26 real estate properties (consisting of 20 office properties, one office/flex property, a portfolio of four industrial properties and one individual industrial property) and a leasehold interest in one industrial property encompassing 11.1 million rentable square feet. At December 31, 2012, the portfolio was approximately 94% occupied. In addition, KBS REIT II owned seven real estate loans receivable.

KBS REIT II has investment objectives that are similar to ours. Like ours, its primary investment objectives are to provide investors with attractive and stable returns and to preserve and return their capital contributions and, like us, it will seek to realize growth in the value of its investments by timing asset sales to maximize asset value. In addition, both real estate or real estate-related assets involve similar assessments of the risks and rewards of the operation of the underlying real estate and financing thereof as well as an understanding of the real estate and real estate-finance markets.

KBS REIT II has acquired and manages a diverse portfolio of real estate and real estate-related assets. It has diversified its portfolio by investment type, investment size, investment risk and geographic region with the goal of attaining a portfolio of income-producing real estate and real estate-related assets that provide attractive and stable returns to its investors. Based on KBS REIT II’s investments to date, KBS REIT II has allocated approximately 90% of its portfolio to investments in core properties and approximately 10% of its portfolio to other real estate-related investments such as mortgage loans and participations in such loans.

KBS REIT II used the net proceeds from its initial public offering and debt financing to purchase or fund $3.0 billion of real estate and real estate-related assets as of December 31, 2012, including $37.7 million of acquisition and origination fees and expenses. As of December 31, 2012, KBS REIT II had used the net proceeds from its initial public offering for the acquisition of real estate properties and real estate-related assets in the amounts of $2.6 billion and $392.3 million, respectively, and had debt financing on its real estate properties in the amount of $1.3 billion and debt financing on five of its real estate loans receivable in the amount of $121.0 million. On November 22, 2010, KBS REIT II originated a first mortgage loan in the amount of $175.0 million (the “One Kendall Square First Mortgage”) and on November 30, 2010, KBS REIT II sold, at par, a pari-passu participation interest with respect to 50% of the outstanding principal balance of this loan. The acquisition amounts presented herein do not include the 50% participation interest KBS REIT II sold. However, KBS REIT II paid an origination fee on this 50% participation interest and the origination fees presented herein include such amount paid.

As of December 31, 2012, with proceeds from its initial public offering and debt financing, as a percentage of amount invested (based on purchase price), KBS REIT II had invested in the following types of assets: 80% in 20 office properties, 6% in six mortgage loans, 6% in a participation in a mortgage loan, 3% in a portfolio of four industrial properties, 2% in an A-Note, 1% in an office/flex property, 1% in two industrial properties, and 1% in a leasehold interest in an industrial property. All of KBS REIT II’s real property investments are located within the United States. As a percentage of amount invested (based on purchase price), the geographic locations of KBS REIT II’s investments in real properties were as follows: 30% in three properties in the Midwest, 28% in nine properties in the West, 31% in ten properties in the East, and 11% in six properties in the South. All of the real properties purchased by KBS REIT II had prior owners and operators.

During the three years ended December 31, 2012, KBS REIT II invested in the following types of assets: 20 office properties, one office/flex property, seven industrial properties (including a leasehold interest in one property, a portfolio of four properties and two individual properties) and six mortgage loans. The geographic locations of properties acquired by KBS REIT II during the three years ended December 31, 2012 were as follows: eight properties in the West; seven properties in the East; six properties in the South; and three properties in the Midwest. KBS REIT II funded these investments with a combination of proceeds from its initial public offering in the amount of $1.8 billion and debt financing of $719.7 million.

KBS REIT II has disposed of an industrial property, a first mortgage loan and an investment in CMBS (which KBS REIT II acquired and sold in 2009) for an aggregate sales price of approximately $102.2 million, including closing costs. Additionally, KBS REIT II has sold participation interests with respect to the One Kendall Square First Mortgage. On November 22, 2010, KBS REIT II originated the One Kendall Square First Mortgage in the amount of $175.0 million. On November 30, 2010, KBS REIT II sold, at par, a pari-passu participation interest with respect to 50% of the outstanding principal balance of the One Kendall Square First Mortgage, leaving it with an $87.5 million interest. On April 5, 2011, KBS REIT II restructured the One Kendall Square First Mortgage to provide for two debt tranches with varying interest rates - the A-Note, with an original principal amount of $90.0 million, in which KBS REIT II held a $45.0 million interest, and the B-Note, with an original principal amount of $85.0 million, in which KBS REIT II held a $42.5 million interest. On April 6, 2011, KBS REIT II sold and transferred its $45.0 million interest in the A-Note, at par, to an unaffiliated buyer.

KBS REIT II intends to hold its core properties for four to seven years, though economic and market conditions may influence KBS REIT II to hold its investments for different periods of time. KBS REIT II generally intends to hold its real estate-related investments until maturity, though the hold period will vary depending upon the type of asset, interest rates and economic and market conditions.

KBS REIT II’s primary offering was subject to the up-front commissions, fees and expenses similar to those associated with this offering and it has fee arrangements with KBS affiliates structured similar to ours.

The KBS REIT II prospectus disclosed that KBS REIT II may seek to list its shares of common stock if its independent directors believe listing would be in the best interests of its stockholders. To date, the independent directors have not made such a determination. If KBS REIT II does not list its shares of common stock on a national securities exchange by March 2018, its charter requires that KBS REIT II either (i) seek stockholder approval of the liquidation of the company or (ii) if a majority of its conflicts committee determines that liquidation is not then in the best interests of the stockholders, postpone the decision of whether to liquidate the company. As we have not reached March 2018, none of the actions described in (i) or (ii) above have occurred.

If a majority of its conflicts committee does determine that liquidation is not then in the best interests of KBS REIT II’s stockholders, its charter requires that the conflicts committee revisit the issue of liquidation at least annually. Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of the stockholders. If KBS REIT II sought and failed to obtain stockholder approval of its liquidation, the KBS REIT II charter would not require KBS REIT II to list or liquidate and would not require the conflicts committee to revisit the issue of liquidation, and KBS REIT II could continue to operate as before. If KBS REIT II sought and obtained stockholder approval of its liquidation, KBS REIT II would begin an orderly sale of its properties and other assets. The precise timing of such sales would take account of the prevailing real estate and financial markets, the economic conditions in the submarkets where its properties are located and the federal income tax consequences to the stockholders. In making the decision to apply for listing of its shares, KBS REIT II’s directors will try to determine whether listing its shares or liquidating its assets will result in greater value for stockholders.

On December 18, 2012, the board of directors of KBS REIT II approved an estimated value per share of KBS REIT II’s common stock of $10.29 based on the estimated value of KBS REIT II’s assets less the estimated value of its liabilities, divided by the number of shares outstanding, all as of September 30, 2012. KBS REIT II provided this estimated value per share to assist broker-dealers that participated in its initial public offering in meeting their customer account statement reporting obligations under NASD Conduct Rule 2340. The estimated value per share was based upon the recommendation and valuation of KBS Capital Advisors, KBS REIT II’s external advisor. As with any valuation methodology, KBS Capital Advisors’ methodology was based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could have derived a different estimated value per share, and such differences could be significant. The estimated value per share does not represent the fair value of KBS REIT II’s assets less its liabilities according to GAAP, nor does it represent a liquidation value of KBS REIT II’s assets and liabilities or the price at which KBS REIT II’s shares of common stock would trade on a national securities exchange. The value of KBS REIT II’s shares will fluctuate over time in response to developments related to individual assets in its portfolio and the management of those assets and in response to the real estate and finance markets. For a full description of the methodologies used to value KBS REIT II’s assets and liabilities in connection with the calculation of the estimated value per share, see KBS REIT II’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC.

Upon request, prospective investors may obtain from us without charge copies of any public reports prepared in connection with KBS REIT II, including a copy of the most recent Annual Report on Form 10-K filed with the SEC. For a reasonable fee, we also will furnish upon request copies of the exhibits to the Form 10-K. Many of the materials and reports prepared in connection with KBS REIT II are also available on its web site at www.kbsreitii.com. Neither the contents of that web site nor any of the materials or reports relating to KBS REIT II are incorporated by reference in or otherwise a part of this prospectus. In addition, the SEC maintains a web site at www.sec.gov that contains reports, proxy and other information that KBS REIT II files electronically as KBS Real Estate Investment Trust II, Inc. with the SEC.

KBS Strategic Opportunity REIT

On November 20, 2009, our KBS sponsors launched the initial public offering of KBS Strategic Opportunity REIT, a publicly registered, non-traded REIT. Its primary initial public offering was for a maximum of 100,000,000 shares of common stock at a price of $10.00 per share, plus an additional 40,000,000 shares of common stock initially priced at $9.50 per share pursuant to its dividend reinvestment plan. As of December 31, 2012, KBS Strategic Opportunity REIT had accepted aggregate gross offering proceeds of approximately $561.8 million in its primary offering and $12.6 million pursuant to its dividend reinvestment plan. As of December 31, 2012, KBS Strategic Opportunity REIT has approximately 16,000 investors. Of the amount raised pursuant to its dividend reinvestment plan, $0.8 million had been used to fund share redemptions pursuant to its share redemption program as of December 31, 2012. KBS Strategic Opportunity REIT ceased offering shares in its primary public offering on November 14, 2012, and continues to offer shares under its dividend reinvestment plan.

As of December 31, 2012, KBS Strategic Opportunity REIT owned eight office properties, one office campus consisting of nine office buildings, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, one industrial/flex property and one retail property, encompassing, in the aggregate, approximately 2.7 million rentable square feet. As of December 31, 2012, these properties were 58% occupied. In addition KBS Strategic Opportunity REIT owned 1,375 acres of undeveloped land, one first mortgage loan, one non-performing mortgage loan, two investments in CMBS and an investment in an unconsolidated joint venture.

As of December 31, 2012, KBS Strategic Opportunity REIT had investment objectives that are similar to ours. Like ours, its primary investment objectives are to provide investors with attractive and stable returns and to preserve and return their capital contributions and, like us, it will seek to realize growth in the value of its investments by timing asset sales to maximize asset value. In addition, both real estate and real estate-related assets involve similar assessments of the risks and rewards of the operation of the underlying real estate and financing thereof as well as an understanding of the real estate and real estate-finance markets.

KBS Strategic Opportunity REIT plans to diversify its portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of income-producing assets that provide attractive and stable returns to its investors. It will focus its investment activities on real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. After it has invested substantially all of the proceeds from its initial public offering, it expects approximately 40% to 60% of its portfolio will consist of direct investments in opportunistic real estate (which means properties with significant possibilities for short-term capital appreciation, such as non-stabilized properties, properties with moderate vacancies or near-term lease rollovers, poorly managed and positioned properties, properties owned by distressed sellers and built-to-suit properties), excluding real property that it takes title to (i) as part of a portfolio of debt investments, (ii) through a loan workout, foreclosure or similar circumstances or (iii) through convertible debt investments. KBS Strategic Opportunity REIT may also acquire equity securities of companies that make investments similar to it. Although the foregoing represents its present investment focus and targets, it may adjust any of the foregoing based on real estate market conditions and investment opportunities.

KBS Strategic Opportunity REIT has used the net proceeds from its initial public offering to purchase or fund $424.5 million of real estate and real estate-related assets as of December 31, 2012, including $6.5 million of real estate acquisition and origination fees and expenses and costs related to foreclosures of or taking title to properties securing loans. As of December 31, 2012, KBS Strategic Opportunity REIT had $33.8 million of debt financing related to its real estate properties.

As of December 31, 2012, with proceeds from its initial public offering, as a percentage of amount invested (based on purchase price), KBS Strategic Opportunity REIT had invested in the following types of assets: 65% in five office properties, one retail property, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, and one office portfolio consisting of nine office buildings, 19% in eight non-performing mortgage loans, 9% in one first mortgage loan origination, 5% in undeveloped land and 2% in an unconsolidated joint venture. KBS Strategic Opportunity REIT also invested in six CMBS investments for cash management purposes. As of December 31, 2012, KBS Strategic Opportunity REIT had foreclosed on, or otherwise received title to, the properties which secured six of the non-performing mortgage loans. All of KBS Strategic Opportunity REIT’s real property investments have been made within the United States. As a percentage of amount invested (based on purchase price), the geographic locations of Strategic Opportunity REIT’s investments in real properties were as follows: 8% in three properties in the East, 46% in seven properties in the West, and 46% in three properties in the South. These properties all had prior owners and operators.

As of December 31, 2012, KBS Strategic Opportunity REIT has foreclosed on or otherwise received title to the properties securing six of its real estate-related loans and negotiated a discounted payoff with respect to one of its real estate-related loans. During the year ended December 31, 2012, KBS Strategic Opportunity REIT disposed of one office building and four parcels of partially improved land encompassing 6.0 acres. The period that it will hold its investments in real estate-related loans, real estate-related debt securities and other real estate-related investments will vary depending on the type of asset, interest rates, market and economic conditions and other factors.

KBS Strategic Opportunity REIT’s primary offering was subject to the up-front commissions, fees and expenses similar to those associated with this offering and it has fee arrangements with KBS affiliates structured similar to ours.

The KBS Strategic Opportunity REIT prospectus disclosed that the program may seek to publicly list its shares of common stock if its independent directors believe a public listing would be in the best interests of its stockholders. To date, such a determination has not been made. If KBS Strategic Opportunity REIT does not list its shares of common stock on a national securities exchange by July 31, 2019, its charter requires that KBS Strategic Opportunity REIT either (i) seek stockholder approval of the liquidation of the company or (ii) if a majority of its conflicts committee determines that liquidation is not then in the best interests of the stockholders, postpone the decision of whether to liquidate the company. As we have not reached July 31, 2019, none of the actions described in (i) or (ii) above have occurred.

If a majority of the conflicts committee of KBS Strategic Opportunity REIT were to determine that liquidation is not then in the best interests of its stockholders, KBS Strategic Opportunity REIT’s charter requires that its conflicts committee revisit the issue of liquidation at least annually. Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of the stockholders. If KBS Strategic Opportunity REIT sought and failed to obtain stockholder approval of its liquidation, the KBS Strategic Opportunity REIT charter would not require KBS Strategic Opportunity REIT to list or liquidate, and the company could continue to operate as before. If KBS Strategic Opportunity REIT sought and obtained stockholder approval of its liquidation, it would begin an orderly sale of its assets. The precise timing of such sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to its stockholders. In making the decision to apply for listing of its shares, KBS Strategic Opportunity REIT’s directors will try to determine whether listing its shares or liquidating its assets will result in greater value for stockholders.

Upon request, prospective investors may obtain from us without charge copies of any public reports prepared in connection with KBS Strategic Opportunity REIT, including a copy of the most recent Annual Report on Form 10-K filed with the SEC. For a reasonable fee, we also will furnish upon request copies of the exhibits to the Form 10-K. Many of the materials and reports prepared in connection with KBS Strategic Opportunity REIT are also available on its web site at www.kbsstrategicopportunityreit.com. Neither the contents of that web site nor any of the materials or reports relating to KBS Strategic Opportunity REIT are incorporated by reference in or otherwise a part of this prospectus. In addition, the SEC maintains a web site at www.sec.gov that contains reports, proxy and other information that KBS Strategic Opportunity REIT files electronically as KBS Strategic Opportunity REIT, Inc. with the SEC.

KBS REIT III

On October 26, 2010, our KBS sponsors launched the initial public offering of KBS REIT III, a publicly registered, non-traded REIT. Its primary initial public offering is for a maximum of 200,000,000 shares of common stock at a price of $10.00 per share, plus an additional 80,000,000 shares of common stock initially priced at $9.50 per share pursuant to its dividend reinvestment plan. On March 24, 2011, KBS REIT III broke escrow in its initial public offering and through December 31, 2012, KBS REIT III had sold 27,203,043 shares of common stock for gross offering proceeds of $270.9 million, including 629,560 shares of common stock under its dividend reinvestment plan for gross offering proceeds of $6.0 million, from approximately 7,500 investors. KBS REIT III’s initial public offering has been extended until the earlier of the sale of all 200,000,000 shares or October 11, 2013. As of December 31, 2012, KBS REIT III had redeemed 74,912 shares sold in its initial public offering for $0.7 million.

As of December 31, 2012, KBS REIT III owned six office buildings encompassing 1.6 million rentable square feet in the aggregate that were collectively 92% occupied. In addition, KBS REIT III owned one first mortgage loan.

KBS REIT III has investment objectives that are similar to ours. Like ours, its primary investment objectives are to provide investors with attractive and stable returns and to preserve and return their capital contributions and, like us, it will seek to realize growth in the value of its investments by timing asset sales to maximize asset value. In addition, both real estate and real estate-related assets involve similar assessments of the risks and rewards of the operation of the underlying real estate assets and the financing thereof as well as an understanding of the real estate and real estate-finance markets.

KBS REIT III intends to invest in and manage a diverse portfolio of real estate and real estate-related assets. It plans to diversify its portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of income-producing real estate and real estate-related assets that provides attractive and stable returns to its investors and allows it to preserve and return its investors’ capital contributions. KBS REIT III intends to allocate approximately 70% of its portfolio to, and expects that, once it has fully invested the proceeds from its public offerings, approximately 60% to 80% of its portfolio will consist of, investments in core properties. KBS REIT III intends to allocate approximately 30% of its portfolio to, and expects that, once it has fully invested the proceeds from its public offerings, approximately 20% to 40% of its portfolio will consist of, investments in other real estate-related assets. Although these percentages represent its target portfolio, KBS REIT III may make adjustments to its target portfolio based on real estate market conditions and investment opportunities.

KBS REIT III used the net proceeds from its initial public offering and debt financing to purchase or fund $333.6 million of real estate and real estate-related assets as of December 31, 2012, including $4.8 million in acquisition and origination fees and expenses. As of December 31, 2012, KBS REIT III had used the net proceeds from its initial public offering for the acquisition or origination of real estate properties and real estate-related assets in the amounts of $315.1 million and $13.7 million, respectively, and had debt financing on its real estate properties in the amount of $119.8 million.

As of December 31, 2012, with proceeds from its initial public offering and debt financing, as a percentage of amount invested (based on purchase price), KBS REIT III had invested 96% in six office properties and 4% in one mortgage loan. All of KBS REIT III’s real property investments are located within the United States. Four office properties are located in Texas. The two other properties are located in Tennessee and Utah, respectively. All of the real properties purchased by KBS REIT III had prior owners and operators.

KBS REIT III has not disposed of any properties.

KBS REIT III’s primary offering is subject to the up-front commissions, fees and expenses similar to those associated with this offering and KBS REIT III has fee arrangements with KBS affiliates structured similar to ours.

The KBS REIT III prospectus discloses that KBS REIT III may seek to list its shares of common stock if its independent directors believe listing would be in the best interests of its stockholders. To date, the independent directors have not made such a determination. If KBS REIT III does not list its shares of common stock on a national securities exchange by September 2020, its charter requires that KBS REIT III either (i) seek stockholder approval of the liquidation of the company or (ii) if a majority of its conflicts committee determines that liquidation is not then in the best interests of the stockholders, postpone the decision of whether to liquidate the company. As we have not reached September 2020, neither of the actions described in (i) or (ii) above have occurred.

If a majority of the conflicts committee of KBS REIT III were to determine that liquidation is not then in the best interests of its stockholders, KBS REIT III’s charter requires that its conflicts committee revisit the issue of liquidation at least annually. Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of the stockholders. If KBS REIT III sought and failed to obtain stockholder approval of its liquidation, the KBS REIT III charter would not require KBS REIT III to list or liquidate and would not require the conflicts committee to revisit the issue of liquidation, and KBS REIT III could continue to operate as before. If KBS REIT III sought and obtained stockholder approval of its liquidation, KBS REIT III would begin an orderly sale of its properties and other assets. The precise timing of such sales would take account of the prevailing real estate and financial markets, the economic conditions in the submarkets where its properties are located and the federal income tax consequences to the stockholders. In making the decision to apply for listing of its shares, KBS REIT III’s directors will try to determine whether listing its shares or liquidating its assets will result in greater value for stockholders.

Upon request, prospective investors may obtain from us without charge copies of any public reports prepared in connection with KBS REIT III, including a copy of the most recent Annual Report on Form 10-K filed with the SEC. For a reasonable fee, we also will furnish upon request copies of the exhibits to the Form 10-K. Many of the materials and reports prepared in connection with KBS REIT III are also available on its web site at www.kbsreitiii.com. Neither the contents of that web site nor any of the materials or reports relating to KBS REIT III are incorporated by reference in or otherwise a part of this prospectus. In addition, the SEC maintains a web site at www.sec.gov that contains reports, proxy and other information that KBS REIT III files electronically as KBS Real Estate Investment Trust III, Inc. with the SEC.